DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2008 JUN -2 P 1:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: *82-34989*

08002986

27 May 2088

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 5 April 2008 to 27 May 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
JUN 04 2008
THOMSON REUTERS

Sarah Carne
Deputy Company Secretary

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008

BLUEPRINT 2000

RECEIVED

2008 JUN -2 P 1:33

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	5448421
Company Name in full	Debenhams plc

Changes of particulars form

Complete in all cases

Date of change of particulars	Day / Month / Year	01 / 03 / 2008
Name	* Style / Title	
	* Honours etc	
	Forename(s)	Angela
	Surname	Spindler
	† Date of Birth (Day / Month / Year)	01 / 08 / 1962

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address †† *(enter new address)*

Address	91 Wimpole Street
Post town	London
County / Region	
Postcode	W1G 0EF
Country	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/3/08

(**~~director/~~ secretary ~~/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

S CARNE, C/O DEBENHAMS PLC, 1 WELBECK ST, LONDON W1G 0AA.

Tel 02074083231.

DX number   DX exchange

FRIDAY
APTDMXTH
A27   07/03/2008   100
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	5448421
Company Name in full	Debenhams plc

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 08 Month 04 Year 2008

Name	* Style / Title	
	* Honours etc	
	Forename(s)	Paul Rex
	Surname	Eardley
	† Date of Birth (Day / Month / Year)	
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		75 Thomas More House, Barbican
	Post town	London
	County / Region	
	Postcode	EC2Y 8BT
	Country	United Kingdom
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below

Signed C Crosshouse **Date** 14.4.08

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Sarah Carne, Debenhams plc, Welbeck Street, London W1G 0AA, U.K.

Tel

DX number DX exchange

THURSDAY

AW4VFYYG
A48 17/04/2008 275
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

RNS Number:9115T
Debenhams plc
07 May 2008

7 May 2008

AVS Number: 256493

Debenhams plc: Scrip Dividend Scheme Shareholder Mailing

The following documents have today been submitted to the Document Viewing Facility at the UK Listing Authority, The Financial Services Authority, 15 The North Colonnade, Canary Wharf, London E14 5HS:-

1. Shareholder Letter
2. Scrip Dividend Circular and Form of Election/Mandate
3. Notice of Extraordinary General Meeting to be held on 3 June 2008
4. Proxy Form.

Copies of the above documents may also be obtained direct from the Company Secretary at the Company's registered office, 1 Welbeck Street, London W1G 0AA.

For further information, please contact:-

Paul Eardley

Company Secretary

Tel: 020 7408 3529

END

REG-Debenhams plc Interim Results - Part 1

Released: 15/04/2008

RNS Number:3089S
Debenhams plc
15 April 2008

15 April 2008

DEBENHAMS PLC
INTERIM RESULTS FOR 26 WEEKS ENDED 1 MARCH 2008

Financial Highlights

- Gross transaction value for 26 weeks up 1.2%; like-for-like sales down 0.7%
- Gross transaction value for 32 weeks to 12 April 2008 up 0.8%; like-for-like sales down 1.0%
- Gross margin for 26 weeks down 20bps following investment in lower prices; gross margin for 32 weeks down 10bps
- Headline profit before tax* ahead of consensus at £94.1m (H1 2007: £107.4m)
- Net debt at 1 March 2008 improved by £37.2m to £979.3m
- Basic earnings per share 7.6p (H1 2007: 8.8p)
- Interim dividend per share maintained at 2.5p; scrip alternative to be offered

*Before non-cash debt fee write-off of £2.1m (H1 2007: £1.9m)

Operating Highlights

- Market share gains in all major clothing categories
- Strong sales performance from Designers at Debenhams
- 3 new department stores, 2 resited department stores and 1 Desire store opened; net 107,000 sq ft space growth
- Store pipeline at 22 department stores over the next 3 years including flagship stores in Liverpool and White City
- Refurbished stores continuing to perform well; programme being managed in line with prevailing market conditions
- Continued strong growth in debenhams.com with sales up 81%
- 7 new international stores opened

Rob Templeman, Chief Executive of Debenhams, said:

"Against the backdrop of a tough retail marketplace, I am pleased with our sales performance for the first half relative to the sector which has resulted in market share gains across our core clothing categories. We have been particularly pleased with the sales from our exclusive Designers at Debenhams ranges where our continued emphasis on design, quality and value has been recognised by customers.

"We expect the trading environment to remain challenging so we will continue to

focus on the areas of our business that are within our control, making further improvements to our own bought products and providing customers with a pleasing shopping experience.

"In the second half we look forward to the opening of our flagship store in Liverpool in May and, further ahead, to another flagship store in White City towards the end of 2008."

FINANCIAL SUMMARY

	H1 2008	H
Gross transaction value (GTV)	£1,303.6m	£1,
Like-for-like sales		
Operating profit	£127.5m	£
Gross margin		
Headline profit before tax*	£94.1m	£
Profit before tax	£92.0m	£
Earnings per share	7.6p	
Dividend per share	2.5p	
	01-03-08	0
Net debt	£979.3m	£1,

*After adding back £2.1m of capitalised bank fees (H1 07 £1.9m); includes £7.0m deduction for flat lining of lease rentals (£101.1m before deduction).

Enquiries

Debenhams plc
Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302
Lisa Williams, Investor Relations 020 7408 3304

Financial Dynamics
Jonathon Brill 020 7269 7170
Billy Clegg 020 7269 7157
Caroline Stewart 020 7269 7227

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

REVIEW OF THE FIRST HALF

Market conditions

Trading conditions across the retail sector deteriorated during the first half with a strong September giving way to weaker conditions in October and November. Christmas trading and the January sale provided a fillip to the high street but conditions softened again in the remainder of January and February. Debenhams' trading broadly followed this pattern.

Despite this environment, Debenhams has taken market share in all of the major clothing categories. In particular the market share lost last year in menswear due to ranging problems has been regained as the action taken to address this issue became effective.

Financial performance

For the 26 weeks ended 1 March 2008, gross transaction value grew by £15.8 million to £1,303.6 million. This increase of 1.2% broadly corresponds to new space growth during the period. Like-for-like sales fell by 0.7% during the half, reflecting the challenging trading conditions across the retail sector,

particularly in January and February.

Gross margin for the 26 week period was 20 basis points lower than last year. Positive contributions from a stronger own bought sales mix versus concessions, higher concession rates and intake margin were offset by the impact of price changes undertaken in the second half of last year (especially in menswear) and a shift towards lower margin sales in the Direct and International businesses.

Headline profit before tax (which excludes non-cash debt fee write-offs) for the first half was £94.1 million, compared with £107.4 million last year. Profit before tax of £92.0 million was £13.5 million lower than a year ago.

Basic earnings per share of 7.6 pence compared with 8.8 pence for the first half of last year.

Cash inflow from operating activities during the first half was £180.9 million. Net debt at the end of the half on 1 March 2008 was £979.3 million. This was an improvement of £37.2 million over the position at 1 September 2007.

An interim dividend of 2.5 pence per share (2007: 2.5p) will be paid on 4 July 2008 to shareholders on the register at 6 June 2008. The Company intends to offer shareholders a scrip alternative. The Board continues to monitor the dividend cover in light of the 2x target set at IPO. The Board's willingness to continue running at a level below this target will depend on the outturn for 2008 and the Board's view on the broader environment and Debenhams' future prospects.

Given the present retail climate and the uncertain macroeconomic outlook, the Board is strongly focused on the Company's balance sheet and to this end, a number of actions have been instigated which will achieve a significant reduction in gearing over the next few years. These include cost reductions, managing the capex programme in the light of trading conditions, a continued push on working capital efficiency and reductions in stock density through faster stock turn and reduced markdown.

New store openings

Net new space in the first half was 107,000 square feet, taking total space to 10.373 million square feet at the end of the half. Six new stores were opened during the first half, comprising three new department stores (Llanelli, Welwyn Garden City and Glasgow Silverburn), two resited department stores (Exeter and Derby) and one new Desire store (Ballymena). The department store at Jervis Street in Dublin was closed in January following the conversion of the former Roches Henry Street store to Debenhams. Returns from new stores continue to be very attractive.

The pipeline for new department stores remains strong. Since the end of the first half, a new 61,000 square feet store has opened in Ashford, Kent and the Bangor store has been resited, adding a home offering for the first time. Three more department stores will be opened during the second half, including a 125,000 square feet flagship store in Liverpool at the end of May. In total, second half openings will add 335,000 square feet of space, an increase of 3.2% during the period, although this space will not make a significant contribution to sales until the first half of next year.

Five department stores are expected to open in 2008/9, including the flagship store at the Westfield London development at White City. This will open towards the end of 2008. A further five department stores will open in 2009/10.

Store refurbishments

Eighteen core stores were refurbished during the first half. The stores which have been refurbished as part of the current programme are trading well, recording sales uplifts and higher gross margins than the rest of the estate during prime trading. This is predominantly due to a higher mix of own bought products. The return on capital achieved from these refits - which focus on visual merchandising and the things in store customers really notice - continues to be attractive and ahead of those achieved by others in the sector.

Nevertheless, given the current market environment, it has been decided that some of the refurbishments which had been scheduled for the second half of 2008 will be deferred in order to avoid the inevitable disruption to sales. As a result, three stores will be refurbished during the remainder of the year. Notwithstanding this reduction in activity, Debenhams remains committed to refurbishing the remaining core stores during the next two to three years.

Conversion of the nine stores acquired from Roches in September 2006 was completed by December 2007 and all are now trading well as Debenhams.

Products and supply chain

Improving the quality, design content and value of Debenhams' own bought products at all price points continues to be an important part of the Company's strategy. Own bought product sales accounted for 72.2% of total sales during the first half, compared to 70.5% in the same period last year.

Customers responded well to the Autumn/Winter ranges, as evidenced by improvements in Debenhams' market shares in all major clothing categories. The recently introduced Spring/Summer ranges are also proving popular with customers. The performance of Designers at Debenhams ranges continue to move forward across all departments. Clear brand delineation now exists between the Designer ranges, complemented by distinct shop fits for each brand.

Womenswear: market share gains were particularly strong in formalwear and occasionwear. Betty Jackson Black, Rocha.John Rocha and Star by Julien Macdonald all performed well, as did special occasion designers BDL by Ben De Lisi and Pearce Fionda II. The fastest selling line of the Christmas season was a £350 Star by Julien Macdonald dress. The strong performance of Designers at Debenhams reflects customers' affirmation of the greater brand differentiation and increased attention to detail put into these ranges during the first half. New stories for spring include Red Herring Special Edition which extends Debenhams' occasionwear expertise into the young fashion brand for the first time. In women's accessories, Debenhams now enjoys the leading market position in handbags, driven by a unique mix of own brands, Designers at Debenhams and international brands.

Menswear: performance of Menswear has markedly improved with adjustments to the price architecture and the improvements made to the design and quality of ranges resulting in the recovery of market share lost last year. The strongest performing areas during the first half were knitwear, shirts and denim. Designers at Debenhams - principally J by Jasper Conran, Rocha.John Rocha and St. George by Duffer - all recorded strong gains as customers responded to better products at lower prices. Mantaray has established itself as one of the most profitable menswear brands in its first full Autumn/Winter season. In February a new Fairtrade collection was introduced within Maine New England in conjunction with Olympic legend Sir Steve Redgrave; FiveG has shown an encouraging start with customers appreciating the strong styling, superior quality and Fairtrade credentials.

Health & Beauty: the division performed well in the first half. New fragrance launches including Elle by YSL and Daisy by Marc Jacobs complemented strong sales of classic fragrances whilst product innovation drove increases in make-up sales.

Childrenswear: Baker by Ted Baker was launched in early September in 60 stores with a further ten added in November. Sales performance has been extremely strong with sales density significantly higher than core children's ranges.

Home: performance of the Home division has improved after a slow start as better product and presentation in-store has begun to take effect. The Designer business has shown good growth especially across soft and accessory categories, indicating an opportunity to sell exclusive, contemporary ranges at great value. A new concept for the Home division will be introduced in the new Liverpool store opening in May which will be both more visually inspiring and easier to shop.

Stock levels continue to be managed tightly. At the end of the half terminal stocks were as planned and at historical levels. Given the current trading environment, a brand rationalisation programme is being undertaken which will

see stock density reduced during the second half. This will principally be achieved through reducing the number of lines available in some brands and rationalising others, such as the merging of Casual Club into Collection in womenswear.

Whilst there is evidence of some inflation in the supply chain, in particular relating to higher raw material prices and labour costs in China, this had no material impact on the results for the first half.

Debenhams Direct

Debenhams Direct has continued to grow strongly. Visitors and sales were up by 58% and 81% respectively during the first half.

The website is being continually expanded with new ranges added every month and up to 250 new lines every week. New features added recently include style guidance and advice, a wide electrical offering and a Beauty Club. From the end of April time items bought online can be returned to a store as well as by mail. The Company continues to see significant potential for growth in this business.

International franchise stores

At the end of the first half, there were 39 international franchise stores in 15 countries. The seven new openings during the first half of the year included stores in Cyprus, India, Romania, Jordan, the Philippines and the UAE. Further new stores are planned in Romania, India and Saudi Arabia in the second half. The strongest retail sales were recorded by stores in the Middle East, Turkey and Indonesia which saw double digit retail like-for-like sales growth.

Management

Angela Spindler joined the Board of Debenhams on 4 February in the newly created role of Managing Director. Reporting to Rob Templeman, Chief Executive, Ms. Spindler has direct responsibility for the future development of the Debenhams brand and for Marketing, Visual and Creative and the Direct business.

Corporate responsibility

Uzbekistan has been on Debenhams' banned country list for some time and this includes a ban on any material of Uzbek origin being used in its products. Continuing concern over the use of cotton from Uzbekistan has led the Company to require all its suppliers to certify that no such material is used in the manufacture of any product for Debenhams.

Debenhams fully supports the DEFRA initiative to reduce the impact of plastic bags on the environment. All store staff have received training on this issue. Trials are currently underway to find a solution which meets the needs of both the environment and our customers. These include charging for plastic bags and the sale of reusable cotton bags.

Menswear brand Mantaray has teamed up with the Marine Conservation Society to support the charity in a number of ways through instore activities and other events including beach clean-ups.

Marketing and promotions

On 1 February Debenhams announced that it would not renew its Nectar contract with Loyalty Management Group which expired on 15 February 2008. Since this date, Nectar points have no longer been issued or redeemed in Debenhams stores. The Debenhams account card programme is being relaunched to remind customers of the many benefits available to them.

Risks and uncertainties

The principal risks and uncertainties for the remainder of the year are unchanged from those detailed in the Company's Annual Report and Accounts for 2007 (see page 33 of that document).

The most relevant of risks are: Debenhams' ability to predict or fulfil customer demands or preferences; competitive pressures in the highly competitive retail sector; and factors outside Debenhams' control such as adverse economic conditions and a downturn in the retail industry.

Current trading and outlook

Sales for the 32 weeks to 12 April 2008 were 0.8% higher than the same period last year; like-for-like sales were down by 1.0%. Gross margin for the 32 weeks was 10bps lower than the corresponding period a year ago.

In the expectation that the trading environment will remain challenging, the Company will continue to focus on the areas of the business that are within its control; making further improvements to own bought products and providing customers with a pleasing shopping experience.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; difficult market conditions and fragile consumer confidence; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 135 department stores in the UK and Republic Ireland and 10 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 39 international franchise stores in 15 countries and an online store, www.debenhams.com, through which much of the Debenhams range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

Independent review report to Debenhams plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 1 March 2008, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 1 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Leeds
15 April 2008

Consolidated Income Statement
For the 26 weeks ended 1 March 2008

	Note	Unaudited 26 weeks to 1 March 2008 £m	Una 26 we
Revenue	2	1,029.3	
Cost of sales		(854.5)	
Analysed as:			
Cost of sales before exceptional items		(854.5)	
Exceptional cost of sales	5	-	
Gross profit		174.8	
Distribution costs		(26.9)	
Analysed as:			
Distribution costs before exceptional items		(26.9)	
Exceptional distribution costs	5	-	
Administrative expenses		(20.4)	
Operating profit		127.5	
Analysed as:			
Operating profit before exceptional items		127.5	
Exceptional operating items	5	-	
Interest receivable and similar income	6	2.6	
Interest payable and similar charges	7	(38.1)	
Profit before taxation		92.0	
Taxation	8	(26.9)	
Analysed as:			
Taxation before exceptional items		(26.9)	
Taxation credit on exceptional items		-	
Profit for the financial period attributable to equity shareholders	13	65.1	

Earnings per share attributable to the equity shareholders (expressed in pence per share)

		Pence per share
Basic	10	7.6
Diluted	10	7.6

Dividends per share (expressed in pence per share)

		Pence per share
Dividends per share - interim	9	2.5
Dividends per share - final	9	-

All Group operations during the financial periods were continuing operations.

Consolidated Statement of Recognised Income & Expenses
For the 26 weeks ended 1 March 2008

	Unaudited 26 weeks to 1 March 2008 £m	Unauc 26 weel 3 Ma
Profit for the financial period	65.1	
Actuarial gain recognised in the pension scheme	4.2	
Movement on deferred tax relating to the pension scheme	(1.2)	
Change in the valuation of the available for sale investments	(8.4)	
Currency translation	2.5	
Cash flow hedges		
- Net fair value (losses)/gains (net of tax)	(14.9)	
- Recycled and adjusted against the initial measurement of the acquisition cost of inventory	(0.4)	
Net (losses)/gains recognised directly in equity	(18.2)	
Total recognised income attributable to the equity shareholders of the Company	46.9	

Consolidated Balance Sheet
At 1 March 2008

	Note	Unaudited 1 March 2008 £m	(
ASSETS			
Non current assets			
Intangible assets	11	841.6	
Property, plant and equipment	11	680.9	
Financial assets			
- Available for sale investments		11.9	
- Derivative financial instruments		0.8	
Retirement benefit assets	14	100.6	
Deferred tax assets		55.2	
		1,691.0	
Current assets			
Inventories		249.0	
Trade and other receivables		50.7	
Financial assets - Derivative financial instruments		2.4	
Cash and cash equivalents		139.2	
		441.3	
LIABILITIES			
Current liabilities			
Financial liabilities			
- Bank overdraft and borrowings		(126.0)	
- Derivative financial instruments		(0.8)	

Trade and other payables		(471.6)
Current tax liabilities		(42.7)
Provisions		(0.7)
		(641.8)
Net current liabilities		(200.5)
Non current liabilities		
Financial liabilities		
- Bank overdraft and borrowings		(992.5)
- Derivative financial instruments		(2.1)
Deferred tax liabilities		(111.7)
Other non-current liabilities		(207.8)
Provisions		(0.4)
		(1,314.5)
Net assets		176.0
SHAREHOLDERS' EQUITY		
Share capital	12	0.1
Share premium		682.9
Merger reserve		1,200.9
Reverse acquisition reserve		(1,199.9)
Hedging reserve		0.1
Other reserves		4.7
Retained deficit		(512.8)
Total equity	13	176.0

Consolidated Cash Flow Statement
For the 26 weeks ended 1 March 2008

	Note	Unaudited 26 weeks to 1 March 2008 £m	Una 26 we
Cash flows from operating activities			
Cash generated from operations	15	180.9	
Interest received		2.6	
Interest paid		(33.8)	
Tax (paid)/received		(13.7)	
Net cash generated from operating activities		136.0	
Cash flows from investing activities			
Purchase of intangible assets		(2.1)	
Purchase of property, plant and equipment		(69.8)	
Proceeds from sale of property, plant and equipment		3.5	
Net cash used in investing activities		(68.4)	
Cash flows from financing activities			
Dividends paid		(32.6)	
Debt issue costs		(1.7)	
Appropriation - settlement of 'C' loan notes		-	
Receipt of monies for share options		-	
Capital element of finance leases		(0.7)	
Purchase of shares by Debenhams Retail Employee Trust 2004 ("DRET")		(1.1)	
Appropriation by DRET		-	
Net cash used in financing activities		(36.1)	
Net increase in cash and cash equivalents		31.5	
Cash and cash equivalents at beginning of financial period		79.3	

Cash and cash equivalents at end of financial period 16 110.8

Notes to the Interim Accounts

For the 26 weeks ended 1 March 2008

1 Basis of preparation

This Interim Report has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2007. The Interim Report has been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Annual Report and Financial Statements 2007.

The Group's interim condensed consolidated financial information is not audited and does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Comparative figures for the 52 weeks ended 1 September 2007 have been extracted from the Group's 2007 Annual Report and Financial Statements, on which the auditors gave an unqualified opinion and did not include a statement under section 237(2) or (3) of the Companies Act 1985. The full financial statements for those 52 weeks have been filed with the Registrar of Companies.

The following new standards and interpretations are mandatory for the first time for the financial 52 weeks ended 30 August 2008.

International Accounting Standards (IFRS/IAS)		Effe
IFRS 7	Financial Instruments: Disclosures	1 Ja
IFRIC Interpretations		
IFRIC 10	Interim financial reporting and impairment	1 No
IFRIC 11	IFRS 2 - Group and treasury share transactions	1 Ma

The following new standards and interpretations have been issued but are not effective for the 52 weeks ended on 30 August 2008 and have not been early adopted.

International Accounting Standards (IFRS/IAS)		Effe
IFRS 8	Operating Segments	1 Ja
IFRIC Interpretations		
IFRIC 12	Service concession arrangements	1 Ja
IFRIC 13	Customer loyalty programmes	1 Ju
IFRIC 14	IAS 19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 Ja

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believes that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a better guide to the value of the overall activity of the Group.

26 weeks to 2(

	1 March 2008 £m
Gross transaction value	1,303.6

4 Segmental information

Based on an analysis of risks and returns, the directors consider that the Group has only one identifiable business segment, retailing. All material operations of the Group are carried out in the UK and, therefore, no geographical segmentation is disclosed. The group operates both an internet and an international division, both of which remain immaterial for the purposes of segmental reporting.

Consequently, the Group has considered business segmentation as the primary segmentation, with a single separately reportable segment, retailing.

5 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

Financial year ended 1 September 2007

Acquisition and reorganisation of stores in the Republic of Ireland

On 12 September 2006 the Group acquired the business and assets of nine stores from Roches Stores. The total consideration on acquisition of the stores was £30.0 million. Following the acquisition, the Group assigned the existing Dublin store lease (Jervis Street), which resulted in the closure of the store after the year-end. The total exceptional costs amounted to £14.3 million.

The acquisition of the stores, assignment of the lease and subsequent closure of the Jervis Street store created an accelerated depreciation charge of £6.3 million and redundancy costs of £4.6 million. Marketing, travel, legal and integration costs amounted to £3.4 million. Integration costs included £0.8 million of costs which related to the distribution centre and have been charged to distribution costs; all other costs related to the stores and have been charged to cost of sales.

6 Interest receivable and similar income

	26 weeks to 26 1 March 2008 £m
Interest on bank deposits	2.6

7 Interest payable and similar charges

	26 weeks to 26 1 March 2008 £m
Interest payable and similar charges	
Bank loans and overdrafts	(34.6)
Amortisation of issue costs on loans	(2.1)
Interest payable on finance leases	(1.4)
Interest payable and similar charges	(38.1)

8 Taxation

The taxation charge for the 26 weeks ended 1 March 2008 is based on an estimated effective tax rate for the full year of 29.6% (52 weeks ended 1 September 2007: 30.2%).

9 Dividends

The Company paid a final dividend in respect of the 52 weeks ended 1 September 2007 of 3.8 pence per share on 4 January 2008. The directors are proposing an interim dividend in respect of the 26 weeks ended 1 March 2008 of 2.5 pence per share (3 March 2007: 2.5 pence) which will absorb an estimated £21.5 million of shareholders' funds (3 March 2007: £20.5 million). It will be paid on 4 July 2008 to shareholders who are on the register of members at close of business on 6 June 2008. The Company intends to offer shareholders a scrip alternative.

More to follow, for following part double-click [nRN1O3089S]

RNS

REG-Debenhams plc Interim Results - Part 2

Released: 15/04/2008

RNS Number:3089S
Debenhams plc
Part 2 : For preceding part double-click [nRNSO3089S]

10 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the period.

Basic and diluted earnings per share		26 weeks to 1 March 2008		26 weeks to 3 March 2007
	Basic £m	Diluted £m	Basic £m	Diluted £m
Profit for the financial period	65.1	65.1	74.1	74.1
	Number m	Number m	Number m	Number m
Weighted average number of shares	859.0	859.0	859.0	859.0
Shares held by ESOP (weighted)	(0.7)	(0.7)	(16.6)	(16.6)
Shares issuable (weighted)	-	-	-	3.2
Adjusted weighted average number of shares	858.3	858.3	842.4	845.6
	Pence per share	Pence per share	Pence per share	Pence per share
Earnings per share	7.6	7.6	8.8	8.8

11 Capital expenditure and commitments

	Tangible and int	
	1 March 2008 £m	3 Ma
Opening net book amount	1,510.6	1,4
Additions	61.0	
Foreign currency revaluation	3.8	
Disposals	(5.0)	
Depreciation and amortisation	(47.0)	(4
Accelerated depreciation	(0.9)	
Closing net book amount	1,522.5	1,4

Capital commitments contracted but not provided for by the Group amounted to £14.1 million (1 September 2007: £12.3 million; 3 March 2007: £8.2 million).

12 Share Capital

At 1 March 2008, 1 September 2007 and 3 March 2007

Authorised	
Ordinary shares of £0.0001 each	128
Issued and fully paid	
Ordinary shares of £0.0001 each	85

2 Consolidated statement of changes in shareholders' equity

	26 weeks to	26
	1 March	3 Ma
	2008	2
	£m	
Opening shareholders' equity	163.0	5
Profit for the financial period	65.1	7
Currency translation	2.5	
Actuarial gain recognised in the pension scheme	4.2	
Movement in deferred tax relating to the pension scheme	(1.2)	(2
Change in valuation of available for sale investment	(8.4)	
Cash flow hedges	(15.3)	
Employee share ownership plans	(0.2)	
Proceeds from share options in the DRET	-	
Purchase of treasury shares for DRET	(1.1)	((
Dividends paid	(32.6)	(2(
Closing shareholders' equity	176.0	12

3 Defined benefit pension plans

The Group operates defined benefit type pension schemes, being the Debenhams Executive Pension Plan and the Debenhams Retirement Scheme, the assets of which are held in separate trustee-administered funds.

Both pension schemes were closed for future service accrual from 31 October 2006. The closure to future accrual will not affect the pensions of those who have retired or the deferred benefits of those who have left service or opted out before 31 October 2006. Future pension arrangements are provided through a money purchase stakeholder plan or a defined contribution scheme for the employees in the Republic of Ireland.

Actuarial valuations of the Group's pension schemes using the projected unit basis were carried out at 31 March 2005, and updated as at each relevant period-end for the purposes of IAS 19 'Employee benefits' by Watson Wyatt Limited, a qualified independent actuary.

The major assumptions used by the actuary are given below. The mortality assumptions remain consistent with those disclosed in the Group's 2007 Annual Report and Financial Statements.

	1 March 2008 % pa
Discount rate	6.70
Price inflation	3.40
Rate of increase in salaries	4.30
Rate of increase in pension payments	3.40
Rate of increase for deferred pensioners	3.40

The movement in the pension asset is as follows:

	1 March 2008 £m
Surplus at the start of the period	87.3
Current service cost	-
Past service cost	-
Contributions	4.4
Interest credit	4.7
Net actuarial gains on change of assumptions	4.2
Surplus at the end of the period	100.6

4 Cash generated from operations

	26 weeks to 1 March 2008 £m
Profit for the financial period	65.1
Taxation	26.9
Depreciation and amortisation (note 11)	47.0
Accelerated depreciation (note 11)	0.9
(Profit)/loss on disposal of property, plant and equipment	(3.5)
Employee share ownership plans	(0.2)
Fair value losses/(gains) on derivative instruments	0.1
Net movements in provisions	(1.7)
Interest income (note 6)	(2.6)
Interest expense (note 7)	38.1
Difference between pension charge and contributions paid	(9.1)
Net movement in long-term liabilities	0.7
Changes in working capital	
Increase in inventories	(4.4)
Decrease/(increase) in trade and other receivables	13.0
Increase in trade and other payables	10.6
Cash generated from operations	180.9

5 Analysis of changes in net debt

	At 1 Sept 2007 £m	Cash flow £m	Non cash movements £m	At 1 March 2008 £m
Analysis of net debt				
Cash	80.4	58.8	-	139.2
Bank overdrafts	(1.1)	(27.3)	-	(28.4)
Cash and cash equivalents	79.3	31.5	-	110.8
Debt due within one year	(96.4)	0.6	(0.2)	(96.0)
Debt due after one year	(941.6)	1.1	(1.9)	(942.4)
Finance lease obligations due within one year	(7.4)	0.7	5.1	(1.6)
Finance lease obligations due after one year	(50.4)	-	0.3	(50.1)
	(1,016.5)	33.9	3.3	(979.3)

6 Related parties

There have been no significant related party transactions during the period.

7 Financial information

Copies of the statutory accounts are available from the Company's registrars - Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA (0871 384 2766), and at the Company's registered office, 1 Welbeck Street, London, W1G 0AA.

Statement of Directors' Responsibilities

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of Debenhams plc are listed on pages 28 and 29 in the Group's 2007 Annual Report and Financial Statements. In addition to those directors, Angela Spindler was appointed Managing Director of the Group on 4 February 2008. There have been no other changes to these directors since that date.

A list of current directors is maintained on the Investors section of the Debenhams website at www.debenhams.com.

By order of the board

Paul Eardley
Company Secretary
15 April 2008

END

IR GUUUACUPRGQC

END